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OFFER TO PURCHASE FOR CASH
ALL SHARES INCLUDING
AMERICAN DEPOSITARY SHARES REPRESENTING SHARES
AND OPTIONS OF
INSTRUMENTARIUM CORPORATION
AT
€40.00 PER SHARE OR AMERICAN DEPOSITARY SHARE
BY
GENERAL ELECTRIC FINLAND OY
A WHOLLY OWNED SUBSIDIARY OF
GENERAL ELECTRIC COMPANY

TENDER OFFER MATERIAL SENT TO SECURITY HOLDERS

        Finnish language copies of the enclosed materials have been distributed to shareholders of Instrumentarium Corporation in Finland. These materials may contain additional information about the tender offer and are provided to holders of American Depositary Receipts ("ADRs") for consideration in connection with the enclosed Tender Offer Document. Because they contain important information about the tender offer, ADR holders are strongly urged to consult the enclosed Tender Offer Document and Letter of Transmittal before making any decision regarding the tender offer.

INDEX

Marketing brochure	3
Letter to Shareholders	11
Letter to Option holders	12
Acceptance Form for Shareholders	13
Acceptance Form for Option holders	14

Marketing brochure
This is not a tender offer document

General Electric's
Tender Offer
for Instrumentarium
14.1.–11.4. 2003 (preliminary)

The official tender offer document is available at the asset management branches of Nordea Bank Finland Plc, at the offices of Nordea Securities Corporate Finance Oy, Pohjoisesplanadi 33 A, Helsinki, at HEX Gate, Fabianinkatu 14, Helsinki and via the Internet on www.nordeasecurities.com. This marketing brochure is not addressed to holders of Instrumentarium's American Depositary Shares; such holders should consult the official tender offer document for information.

Transaction in brief

Share Offer Price and Instrumentarium's Share Price* December 18, 2001 - December 17, 2002

General Electric ("GE") and Instrumentarium entered into a combination agreement on December 18, 2002. Pursuant to the agreement, GE, through its GE Medical Systems division will seek to acquire Instrumentarium. The transaction will be effected through this tender offer by GE's wholly owned subsidiary, General Electric Finland Oy, to all holders of shares and options in Instrumentarium. The goal of GE is to acquire all the shares in Instrumentarium, de-list the Company from the Helsinki Exchanges following such acquisition, and combine the operations of Instrumentarium with GE Medical Systems.

The price per share offered is €40.00 in cash. In addition to this, the shareholders may receive from Instrumentarium a dividend of up to €0.70 per share without any change to the offer price. If the dividend exceeds €0.70 per share, the offer price will be decreased by such excess amount. The aggregate maximum amount of dividend in excess of €0.70 per share is €200 million. If the offer is completed before any dividend decision has been made by a meeting of the shareholders, the offer price will be increased to €40.70.

The price of €40.00 per share, announced on 18.12.2002, represents a premium of approximately 47 per cent to the previous closing price of Instrumentarium share and a premium of approximately 52 per cent compared to previous 12 months average price.*

The offer period commences on 14.1.2003 and is initially scheduled to expire on 11.4.2003. The offer period may, however, under certain circumstances be discontinued earlier or extended further. The consummation of the offer is conditional on, among other things, the acceptance of 80 per cent of the outstanding shares and receipt of the relevant regulatory approvals.

 See section "Summary of the terms of the tender offer for shares" and the tender offer document for more information.

* Comparisons to the closing price of Instrumentarium share on the Helsinki Exchanges on December 17, 2002, the last trading day before GE's announcement of the intention to launch this tender offer, and to the volume-weighted average trading price of the shares of Instrumentarium during the 12-month period prior to 18.12.2002.

Effects of the transaction

        The combination will create one of the leading global providers of anesthesia, critical care and diagnostic imaging systems. GE strongly believes that the combination is beneficial to Instrumentarium, its employees, customers and partners and that the offer price is fair to the shareholders of Instrumentarium.

        The board of directors of Instrumentarium has concluded that the transaction is in the best interests of the shareholders of Instrumentarium and has recommended that the shareholders accept the tender offer.

        The boards of directors of both Instrumentarium and GE have approved the combination agreement.

        The businesses of Instrumentarium will be combined with GE Medical Systems based upon a detailed integration plan to be developed jointly by the management of GE and Instrumentarium. Helsinki will become the European headquarters for the GE Medical Systems Information Technologies business. GE's intent is to expand significantly Instrumentarium's operations in Finland and to make Instrumentarium a global healthcare technology hub for GE.

        The management and the employees of Instrumentarium will play important roles in the new combined organization. GE plans to make efforts to retain the employees of Instrumentarium. GE's intent is also to make available to such employees career opportunities within GE's global organization.

Information about General Electric

[IMAGES]

        General Electric is one of the largest and most diversified industrial corporations in the world. GE is engaged in developing, manufacturing and marketing a wide variety of products and services from aircraft engines and power generation to financial services, medical imaging, television programming and plastics. GE operates in more than 100 countries and it employs more than 300,000 people worldwide.

        General Electric traces its beginnings to Thomas A. Edison, who established Edison Electric Light Company in 1878. Since 1892, when it also was listed on the New York Stock Exchange, the company has been known as General Electric Company.

        Within medical technology, GE operates through its GE Medical Systems division, which is a global leader in medical imaging, healthcare services, and information technology. GE has been active in the healthcare sector for over 100 years, and it is one of GE's key future growth areas. GE Medical Systems' offerings include networking and productivity tools, clinical information systems, patient monitoring systems, surgery and vascular imaging, conventional and digital X-ray, computed tomography (CT), electron beam tomography, magnetic resonance (MR), ultrasound and bone mineral densitometry, positron emission tomography (PET), nuclear medicine and a comprehensive portfolio of clinical and business services. Currently, GE Medical Systems has net sales of approximately USD 9 billion.

General Electric 2001
Revenues:	$125.9 billion
Net Earnings:	$14.1 billion
Cash from Operating Activities:	$17.2 billion
Revenues outside of the US:	$50.0 billion (40% of total revenues)
R&D Expenditures:	$2.3 billion
Total Assets:	$495.0 billion
Employees:	310,000
Number of Shareholders:	2.1 million
Market Capitalization:	$263.7 billion
GE Medical Systems
Annual sales:	$9 billion
Employees:	More than 25,000

        For more information on GE and GE Medical Systems see www.ge.com and www.gemedicalsystems.com.

Summary of the terms of the tender offer for shares

         Share offer price

•    €40.00 in cash for each company share tendered (subject to the adjustments below).

Share offer price adjustment related to dividends

•    If the record date established for any dividend distribution approved at a Meeting of Shareholders of Instrumentarium occurs prior to the settlement date of the tender offer and if the aggregate amount of such dividends exceeds €0.70 per share, the share offer price shall be reduced by the amount of such excess; and

•    If the settlement date of the tender offer occurs prior to or on the same day as the record date for the dividend distribution approved at a Meeting of Shareholders of Instrumentarium, the share offer price shall be increased by €0.70.

Transaction conditions

•    The completion of the tender offer is subject to certain conditions, including:

  •    More than 80 per cent of the shares outstanding shall have been validly tendered and not withdrawn.

  •    All approvals required from relevant authorities shall have been received.

Offer period

•    The offer period commences on January 14, 2003 at 10 a.m. and is initially scheduled to expire on April 11, 2003 at 5 p.m. (10 a.m. New York City time)

Extension of the offer period

•    The offer period shall be extended (to the extent permitted by the FSA) until the transaction conditions have been satisfied in all material respects (e.g. competition authority approvals) or, where permitted, waived by the offeror.

Discontinuation of the offer period

•    The offer period shall be discontinued should all transaction conditions be satisfied or, where permitted, waived before the expiration of the initial or extended offer period.

•    The offer period will continue at least seven banking days after the announcement of any such discontinuation.

Termination of the tender offer

•    The tender offer shall be terminated if the combination agreement between the offeror and Instrumentarium has been terminated in accordance with its terms.

Withdrawal rights

•    Tendered shares may be withdrawn at any time before the expiration of the offer period.

•    The account operator or asset manager may charge a fee for withdrawals in accordance with any agreement between the shareholder and the account operator or asset manager.

Payment of the offer price

•    The offer price is expected to be paid on or about the tenth (10) business day after the expiration of the tender offer.

For complete terms and conditions, please refer to the offer document, which is available at the asset management branches of Nordea Bank Finland Plc, at the offices of Nordea Securities Corporate Finance Oy, Pohjoisesplanadi 33 A, Helsinki, Finland, at HEX Gate, Fabianinkatu 14, Helsinki, Finland or via the Internet on www.nordeasecurities.com.

Questions and answers

How and when can I tender my shares in the tender offer?

Your book-entry account operator or asset manager will send you an acceptance form with instructions for tendering your shares in the offer if so agreed between the book-entry account operator or the asset manager and you. Your properly completed and duly executed acceptance form should be submitted to your own account operator or asset manager in accordance with its instructions prior to the expiration of the offer period (note that the offer period may be extended or discontinued). Your book-entry account operator or asset manager may require that you return the acceptance form at a date prior to the applicable expiration of the offer period.

Acceptance forms are also available from the asset management branches of Nordea Bank and via the Internet site www.nordeasecurities.com.

In the event your book-entry account operator or asset manager (e.g. the Finnish Central Security Depository) does not accept acceptance forms, the acceptance form may be submitted to any asset management branch of Nordea Bank Finland Plc.

Can I tender only a part of my shares?

No. You may only accept the tender offer unconditionally and for all of your shares registered on one book-entry account at the time of the acceptance of the tender offer. Any partial or conditional tender of such shares may be rejected by the offeror. If new shares are purchased, these shares must be tendered separately. If you hold both shares and option rights you may elect to tender both the shares and the option rights or only the shares or any series of option rights registered on one book-entry account.

Can I withdraw shares tendered and how?

Yes. You may withdraw shares tendered in the tender offer at any time prior to the applicable expiration of the offer period. To withdraw your shares, submit a properly completed and duly executed notice of withdrawal to the same account operator or asset manager to whom the acceptance form for tendering the shares was submitted. Withdrawal must be made prior to the applicable expiration of the offer period and in accordance with the relevant account operator's or asset manager's instructions.

Notice of withdrawal may be submitted only for all the tendered shares registered on one book-entry account.

If you properly withdraw your tendered shares, the transfer restriction registered on such shares will be removed as soon as possible, which is expected to take place on or about three (3) banking days following the receipt of a notice of withdrawal made in accordance with the terms and conditions.

The account operator or asset manager may charge a fee for withdrawals in accordance with your agreement with the account operator or asset manager.

Can I re-tender withdrawn shares?

Yes. If you have withdrawn shares tendered in the tender offer you may re-tender such shares by following the acceptance procedures for tendering shares in the tender offer at any time prior to the applicable expiration of the offer period.

When and how will the result of the offer be announced?

The result of the tender offer will be announced on or about the fourth (4) banking day following the applicable expiration of the offer period. The announcement will confirm the percentage of outstanding shares that have been validly tendered in the tender offer and not properly withdrawn and whether the tender offer will be completed or the offer period extended.

When and how will I receive payment for the tendered shares?

The sale and purchase of validly tendered shares will be executed no later than seven (7) banking days after the applicable expiration of the offer period. The settlement of the trades will be effected on the third day following the execution of the sale and purchase.

The payment of the offer price will be made into the bank account connected to your book-entry account on or about the tenth (10) banking day after the applicable expiration of the tender offer.

Will any fees or commissions be charged in relation to the tender offer?

You will not be charged any fees or commissions relating to book-entry registrations required for the purpose of the tender offer, sales and purchases of tendered shares or payment of the offer price.

The book-entry account operators or asset managers may, however, charge a fee for e.g.:

•    registration of the release from pledges or other possible restrictions preventing the tender of the relevant shares; and

•    withdrawal of the tender in accordance with the terms and conditions.

What happens if the tender offer is terminated?

In the event that the tender offer is terminated by the offeror the transfer restrictions registered on the tendered shares in the relevant book-entry account will be removed as soon as possible which is expected to take place on or about three (3) banking days following an announcement that the tender offer has been terminated.

In the event that the tender offer is terminated, the offeror shall be responsible for any fees relating to the release of such transfer restrictions.

What happens after the tender offer?

Upon completion of the tender offer, the offeror will make a mandatory redemption offer in accordance with the Finnish Securities Market Act. If the offeror reaches over 90 per cent ownership in Instrumentarium, it will also have the right to redeem all the remaining shares in Instrumentarium according to the Finnish Companies Act. It is the intention of the offeror to seek delisting of shares of Instrumentarium at the latest when all shares have been acquired.

Key dates

Dec. 18, 2002	Announcement of the intention to launch the tender offer
Jan. 14, 2003	Offer period begins
Mar. 25, 2003	Annual general meeting of Instrumentarium (preliminary)
Mar. 28, 2003	Record date for dividend (preliminary)
Apr. 11, 2003	Offer period ends (preliminary). Account operators or asset managers may ask you to return your acceptance form already earlier.
Apr. 17, 2003	Announcement of the result of the tender offer (preliminary)
Apr. 24, 2003	Execution of the trades (preliminary)
Apr. 29, 2003	Payment of the tendered shares (preliminary)

Acceptance procedure in short

•
All shareholders should carry out the acceptance of the tender in accordance with instructions of their account operators or asset managers

•
In case you do not receive any instructions (e.g. customers of Finnish Central Securities Depository), you should return your acceptance form to any asset management branch of Nordea Bank

•
If you receive an acceptance form from your account operator or asset managers, use that for acceptance. If not, acceptance forms are available at Nordea Bank asset management branches as well as on the Internet on www.nordeasecurities.com.

January 16, 2003

Dear Instrumentarium Shareholder

        General Electric and Instrumentarium entered into a combination agreement on December 18, 2002 pursuant to which the GE Medical Systems division of General Electric will acquire Instrumentarium. The combination will create one of the leading global providers of anesthesia, critical care and diagnostic imaging systems.

        The transaction will be effected through a tender offer to all holders of shares and options in Instrumentarium. The price offered for each share is €40.00, which represents a premium of approximately 47 per cent to the closing share price of Instrumentarium on December 17, 2002, the date immediately preceding the announcement of the transaction, and approximately 52 per cent compared to the average share price of Instrumentarium for the 12 months prior to such date.

        In addition to the share price, shareholders may receive from Instrumentarium an annual dividend of up to €0.70 per share without any impact on the offer price. If the dividend exceeds €0.70 per share, the offer price will be decreased by the amount of such excess. In the event the offer is completed prior to any dividend payment by Instrumentarium, the offer price will be increased by €0.70.

        GE believes that the combination is beneficial for Instrumentarium, its shareholders, employees, customers and partners. In addition, the Board of Directors of Instrumentarium has evaluated the offer and has determined to recommend that the shareholders accept the offer.

        We hope that you will take the same view and accept our offer. Please find enclosed a brochure containing relevant information relating to the offer, including the main terms and conditions.

        Most book-entry account operators and asset manager provide their clients with information on acceptance of the offer. If you do not receive any information from your account operator or asset manager, acceptance forms as well as the tender offer document are also available from the asset management branches of Nordea Bank Finland Plc and via the Internet site www.nordeasecurities.com.

Sincerely,

Joe Hogan
President and CEO, GE Medical Systems

January 16, 2003

Dear Instrumentarium Option holder

        General Electric and Instrumentarium entered into a combination agreement on December 18, 2002 pursuant to which the GE Medical Systems division of General Electric will acquire Instrumentarium. The combination will create one of the leading global providers of anesthesia, critical care and diagnostic imaging systems.

        The transaction will be effected through a tender offer to all holders of shares and options in Instrumentarium. The price offered for each option in the tender offer is as follows:

  •
  52,29 in cash for each 1998A option

  •
  56,65 in cash for each 1998B option

  •
  60,36 in cash for each 1998C option

  •
  45,46 in cash for each 2001A option

  •
  36,92 in cash for each 2001B option

        GE believes that the combination is beneficial for Instrumentarium, its shareholders, employees, customers and partners. In addition, the Board of Directors of Instrumentarium has evaluated the offer and has determined to recommend that the shareholders and option holders accept the offer.

        We hope that you will take the same view and accept our offer. For more information on the offer please refer to the tender offer document that is available at the asset management branches of Nordea Bank Finland Plc and via the Internet site www.nordeasecurities.com.

        Book-entry account operators and asset managers as well as Nordea Bank as an agent of the arranger of the tender offer will provide option holders with information on acceptance of the offer. If you do not receive any information, acceptance forms are also available from the locations mentioned above.

Sincerely,

Joe Hogan
President and CEO, GE Medical Systems

IF YOUR OWN CUSTODIAN SENDS AN ACCEPTANCE FORM, PLEASE USE THAT FORM INSTEAD.

ACCEPTANCE FORM

PUBLIC TENDER OFFER BY GENERAL ELECTRIC FINLAND OY
FOR ALL SHARES OF INSTRUMENTARIUM CORPORATION

Name of the shareholder	Personal or company identification number

Street address	Postal code and city

Telephone number during banking hours	Contact person

Shares to be tendered

Number of Instrumentarium Corporation shares

Name of the Finnish custodian, which holds the shares	Number of the Finnish book-entry account

Instructions for the payment of the Share Offer Price

Name of the Finnish bank	Number of the Finnish bank account connected to the book-entry account

        The Tender Offer document has been made available to me and I have become acquainted with the terms and conditions of the Tender Offer and the Tender Offer document. I accept the terms and conditions of the Tender Offer. I declare that the acceptance form has not been sent from Japan or Canada.

        I authorize my account operator, custodian or Nordea Bank Finland Plc or its appointee to sell the above-mentioned shares of Instrumentarium Corporation, which are on my book-entry account at the time of the completion of the Tender Offer, in accordance with the terms and conditions of the Tender Offer and to make necessary entries to my book-entry account in order to execute and settle the trade. The acceptance can be withdrawn by virtue of Section 2.6 ("Withdrawal Rights") of the terms and conditions of the Tender Offer.

Place and date	Signature(s)(1)

Appendices (for instance, extract from the trade register, power of attorney, etc.)(2)	Name in block letters

(1)
If the shareholder is under 18 years old, the signature(s) of the guardian(s).

(2)
When the Tender Offer is accepted by a corporation, an extract from the minutes of a meeting of the decision-making body of the corporation must be appended to the order form. Pledged shares can only be offered with the pledgee's written consent.

        Please fill in and sign the acceptance form and return it to your account operator or custodian in accordance with their instructions. If you have not received any instructions in this respect, please return the acceptance form to Nordea Bank Finland Plc asset management branch no later than 11.4.2003, 5.00 p.m. or if the offer period is discontinued or extended, no later than five (5) banking days prior to the discontinued or extended offer period.

Custodian to fill in

The name of the custodian, which identified and received the acceptance form from the shareholder.

Place and date	Signature and name in block letters

IF YOUR OWN CUSTODIAN SENDS AN ACCEPTANCE FORM, PLEASE USE THAT FORM INSTEAD.

ACCEPTANCE FORM

PUBLIC TENDER OFFER BY GENERAL ELECTRIC FINLAND OY
FOR ALL OPTION RIGHTS OF INSTRUMENTARIUM CORPORATION

Name of the option holder	Personal or company identification number

Street address	Postal code and city

Telephone number during banking hours	Contact person

Option rights to be tendered

Number of Instrumentarium Corporation option rights 1998 A

Number of Instrumentarium Corporation option rights 1998 B

Number of Instrumentarium Corporation option rights 1998 C

Name of the Finnish custodian, which holds the option rights	Number of the Finnish book-entry account

Instructions for the payment of the Option Offer Price

Name of the Finnish bank	Number of the Finnish bank account connected to the book-entry account

        The Tender Offer document has been made available to me and I have become acquainted with the terms and conditions of the Tender Offer and the Tender Offer document. I accept the terms and conditions of the Tender Offer. I declare that the acceptance form has not been sent from Japan or Canada.

        I authorize my account operator, custodian or Nordea Bank Finland Plc or its appointee to sell the above-mentioned option rights of Instrumentarium Corporation, which are on my book-entry account at the time of the completion of the Tender Offer, in accordance with the terms and conditions of the Tender Offer and to make necessary entries to my book-entry account in order to execute and settle the trade. The acceptance can be withdrawn by virtue of Section 2.6 ("Withdrawal Rights") of the terms and conditions of the Tender Offer.

Place and date	Signature(s)(1)

Appendices (for instance, extract from the trade register, power of attorney, etc.)(2)	Name in block letters

(1)
If the option holder is under 18 years old, the signature(s) of the guardian(s).

(2)
When the Tender Offer is accepted by a corporation, an extract from the minutes of a meeting of the decision-making body of the corporation must be appended to the order form. Pledged option rights can only be offered with the pledgee's written consent.

        Please fill in and sign the acceptance form and return it to your account operator or custodian in accordance with their instructions. If you have not received any instructions in this respect, please return the acceptance form to Nordea Bank Finland Plc asset management branch no later than 11.4.2003, 5.00 p.m. or if the offer period is discontinued or extended, no later than five (5) banking days prior to the discontinued or extended offer period.

Custodian to fill in

The name of the custodian, which identified and received the acceptance form from the option holder

Place and date	Signature and name in block letters

The U.S. Information Agent for the Tender Offer is:

You may obtain information regarding the Tender Offer
from the U.S. Information Agent as follows:

445 Park Avenue, 5th Floor
New York, New York 10022
(212) 754-8000

U.S. Security Holders Call Toll Free: (800) 607-0088
Security Holders Outside the U.S. May Call Collect: +1-212-754-8000
 E-mail: INMRY.info@morrowco.com

QuickLinks

TENDER OFFER MATERIAL SENT TO SECURITY HOLDERS
INDEX
  General Electric's Tender Offer for Instrumentarium 14.1.–11.4. 2003 (preliminary)
  Transaction in brief
  Effects of the transaction
  Information about General Electric
  Summary of the terms of the tender offer for shares
Key dates
Acceptance procedure in short
ACCEPTANCE FORM
ACCEPTANCE FORM